COUNTRYSIDE
CANADA POWER INC.
www.countrysidepowerfund.com

July 14, 2006

Mr. Paul Dudek
Chief, Office of International Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Countryside Power Income Fund, Reference: 82-34969

Dear Sir:

Pursuant to the exemption granted to Countryside Power Income Fund under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following documents which are required to be filed promptly with the Securities and Exchange Commission:

1. Form 1 Submission – Change in Issued and Outstanding Securities for the month ending June 30, 2006 (Countryside Power Income Fund)
2. Form 1 Submission – Change in Issued and Outstanding Securities for the month ending June 30, 2006 (Countryside Canada Power Inc.)

Please stamp the enclosed copy of this letter thus indicating receipt of the material and mail it back in the stamped return envelope.

Sincerely,

Nicole Archibald
Vice President Finance and Administration
Countryside Canada Ventures Inc.

cc: Allen Rothman
Vice President and General Counsel
Countryside Ventures LLC

Countryside Canada Power Inc. 495 Richmond Street Suite 920 London Ontario Canada N6A 5A9 tel: 519.435.0298 fax: 519.435.0396

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Countryside Power Income Fund
Symbol :	COU.UN
Reporting Period:	06/01/2006 - 06/30/2006

Summary

Issued & Outstanding Opening Balance :	19,656,786	As at :	06/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	56,818		
Issued & Outstanding Closing Balance :	19,713,604		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
06/02/2006	Convertible Bonds/Notes/Loans/Debentures	13,576
06/06/2006	Convertible Bonds/Notes/Loans/Debentures	1,094
06/07/2006	Convertible Bonds/Notes/Loans/Debentures	9,853
06/08/2006	Convertible Bonds/Notes/Loans/Debentures	10,291
06/13/2006	Convertible Bonds/Notes/Loans/Debentures	4,379
06/14/2006	Convertible Bonds/Notes/Loans/Debentures	10,948
06/20/2006	Convertible Bonds/Notes/Loans/Debentures	2,189
06/26/2006	Convertible Bonds/Notes/Loans/Debentures	2,189
06/28/2006	Convertible Bonds/Notes/Loans/Debentures	2,299
Totals		56,818

Filed on behalf of the Issuer by:

Name:	Douglas Drummond
Phone:	5194350298
Email:	ddrummond@countrysidepowerfund.com
Submission Date:	07/10/2006 16:29:59
Last Updated:	07/10/2006 16:26:02

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Countryside Power Income Fund
Symbol :	COU.UN
Reporting Period:	06/01/2006 - 06/30/2006

Summary

Issued & Outstanding Opening Balance :	19,656,786	As at :	06/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	56,818		
Issued & Outstanding Closing Balance :	19,713,604		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
06/02/2006	Convertible Bonds/Notes/Loans/Debentures	13,576
06/06/2006	Convertible Bonds/Notes/Loans/Debentures	1,094
06/07/2006	Convertible Bonds/Notes/Loans/Debentures	9,853
06/08/2006	Convertible Bonds/Notes/Loans/Debentures	10,291
06/13/2006	Convertible Bonds/Notes/Loans/Debentures	4,379
06/14/2006	Convertible Bonds/Notes/Loans/Debentures	10,948
06/20/2006	Convertible Bonds/Notes/Loans/Debentures	2,189
06/26/2006	Convertible Bonds/Notes/Loans/Debentures	2,189
06/28/2006	Convertible Bonds/Notes/Loans/Debentures	2,299
Totals		56,818

Filed on behalf of the Issuer by:

Name:	Douglas Drummond
Phone:	5194350298
Email:	ddrummond@countrysidepowerfund.com
Submission Date:	07/10/2006 16:29:59
Last Updated:	07/10/2006 16:26:02

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Countryside Canada Power Inc.
Symbol :	CSD.DB.U
Reporting Period:	06/01/2006 - 06/30/2006

Summary

Issued & Outstanding Opening Balance :	547,130	As at :	06/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-5,190		
Issued & Outstanding Closing Balance :	541,940		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
06/02/2006	Convertible Bonds/Notes/Loans/Debentures	-1,240
06/06/2006	Convertible Bonds/Notes/Loans/Debentures	-100
06/07/2006	Convertible Bonds/Notes/Loans/Debentures	-900
06/08/2006	Convertible Bonds/Notes/Loans/Debentures	-940
06/13/2006	Convertible Bonds/Notes/Loans/Debentures	-400
06/14/2006	Convertible Bonds/Notes/Loans/Debentures	-1,000
06/20/2006	Convertible Bonds/Notes/Loans/Debentures	-200
06/26/2006	Convertible Bonds/Notes/Loans/Debentures	-200
06/28/2006	Convertible Bonds/Notes/Loans/Debentures	-210
Totals		-5,190

Filed on behalf of the Issuer by:

Name:	Douglas Drummond
Phone:	5194350298
Email:	ddrummond@countrysidepowerfund.com
Submission Date:	07/10/2006 16:36:16
Last Updated:	07/10/2006 16:31:36